Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At March 31 2019	At December 31 2018

ASSETS
Current
Cash and cash equivalents (note 5)	$19,027	$23,207
Trade and other receivables (note 6)	4,157	4,072
Inventories (note 7)	3,520	3,584
Prepaid expenses and other	632	843
	27,336	31,706
Non-Current
Inventories-ore in stockpiles (note 7)	2,098	2,098
Investments (note 8)	2,132	2,255
Investments in associates (note 9)	5,305	5,582
Restricted cash and investments (note 10)	12,552	12,255
Property, plant and equipment (note 11)	258,241	258,291
Total assets	$307,664	$312,187

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,338	$5,554
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,580	4,567
Post-employment benefits (note 13)	150	150
Reclamation obligations (note 14)	863	877
Other liabilities (note 15)	280	1,337
	13,211	12,485
Non-Current
Deferred revenue (note 12)	32,684	33,160
Post-employment benefits (note 13)	2,123	2,145
Reclamation obligations (note 14)	29,360	29,187
Other liabilities (note 15)	654	-
Deferred income tax liability	12,114	12,963
Total liabilities	90,146	89,940

EQUITY
Share capital (note 16)	1,331,214	1,331,214
Share purchase warrants (note 17)	435	435
Contributed surplus (note 18)	64,237	63,634
Deficit	(1,179,498)	(1,174,163)
Accumulated other comprehensive income (note 19)	1,130	1,127
Total equity	217,518	222,247
Total liabilities and equity	$307,664	$312,187

Issued and outstanding common shares (note 16)	589,128,908	589,175,086
Contingencies (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2019	2018

REVENUES (note 21)	$3,976	$3,573

EXPENSES
Operating expenses (note 20, 21)	(3,262)	(3,593)
Exploration and evaluation (note 21)	(4,229)	(6,254)
General and administrative (note 21)	(2,366)	(1,832)
Impairment reversal (note 21)	-	11
Other income (expense) (note 20)	(353)	(3,456)
	(10,210)	(15,124)
Loss before finance charges, equity accounting	(6,234)	(11,551)
Finance expense (note 20)	(1,010)	(711)
Equity share of loss of associate (note 9)	(277)	(643)
Loss before taxes	(7,521)	(12,905)
Income tax recovery (note 23)
Deferred	2,186	5,937
Net loss for the period	$(5,335)	$(6,968)

Other comprehensive income (loss) (note 19):
Items that may be reclassified to income (loss):
Foreign currency translation change	3	(4)
Comprehensive loss for the period	$(5,332)	$(6,972)

Basic and diluted net loss per share:
All operations	$(0.01)	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	589,129	559,183

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
	2019	2018

Share capital
Balance-beginning of period	$1,331,214	$1,310,473
Balance-end of period	1,331,214	1,310,473

Share purchase warrants
Balance-beginning of period	435	435
Balance-end of period	435	435

Contributed surplus
Balance-beginning of period	63,634	61,799
Share-based compensation expense (note 18)	603	363
Balance-end of period	64,237	62,162

Deficit
Balance-beginning of period	(1,174,163)	(1,144,086)
Net loss	(5,335)	(6,968)
Balance-end of period	(1,179,498)	(1,151,054)

Accumulated other comprehensive income
Balance-beginning of period	1,127	1,140
Foreign currency translation	3	(4)
Balance-end of period	1,130	1,136

Total Equity
Balance-beginning of period	222,247	229,761
Balance-end of period	$217,518	$223,152

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
CASH PROVIDED BY (USED IN):	2019	2018

OPERATING ACTIVITIES
Net loss for the period	$(5,335)	$(6,968)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	2,236	2,186
Impairment reversal	-	(11)
Share-based compensation (note 18)	603	363
Recognition of deferred revenue (note 12)	(1,263)	(780)
Gains on property, plant and equipment disposals (note 20)	-	(36)
Losses on investments (note 8)	238	3,405
Equity loss of associate (note 9)	275	663
Dilution loss (gain) of associate (note 9)	2	(20)
Deferred income tax recovery	(2,186)	(5,937)
Foreign exchange losses	-	3
Post-employment benefits (note 13)	(39)	(24)
Reclamation obligations (note 14)	(181)	(189)
Change in non-cash working capital items (note 20)	1,971	2,644
Net cash used in operating activities	(3,679)	(4,701)

INVESTING ACTIVITIES
Sale of investments (note 8)	-	37,500
Purchase of investments (note 8)	(115)	-
Expenditures on property, plant and equipment (note 11)	(21)	(83)
Proceeds on sale of property, plant and equipment	-	47
Increase in restricted cash and investments	(297)	(631)
Net cash provided by (used in) investing activities	(433)	36,833

FINANCING ACTIVITIES
Payment of lease obligations	(68)	-
Net cash used in financing activities	(68)	-

Increase (decrease) in cash and cash equivalents	(4,180)	32,132
Cash and cash equivalents, beginning of period	23,207	3,636
Cash and cash equivalents, end of period	$19,027	$35,768

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 90.00% interest in the Wheeler River Joint Venture (“WRJV”), a 65.92% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.50% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and environmental consulting services (collectively “environmental services”) to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2018. The Company’s presentation currency is Canadian dollars.

These financial statements were approved by the board of directors for issue on May 1, 2019.

3.
ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Significant Accounting Policies and Accounting Changes in Fiscal 2019

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, with the exception of the Company’s accounting for leases.

On January 1, 2019, Denison adopted the provisions of IFRS 16 Leases (“IFRS 16”) using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (“IAS 17”) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The transitional impact of the change in accounting policy is disclosed in note 4 and additional disclosures related to Denison’s IFRS 16 right-of-use assets and lease liabilities are disclosed in notes 11 and 15, respectively. Denison’s new accounting policy for leases is as follows:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.
Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The lease payments are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance. The Company accounts for the lease and non-lease components separately. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

4.
ADOPTION OF NEW ACCOUNTING STANDARDS – IMPACT ON FINANCIAL STATEMENTS

As noted above, Denison adopted the provisions of IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition to IFRS 16, the Company recognized an additional $944,000 of right-of-use assets (reported within “Property, Plant and Equipment” – see note 11) and an additional $944,000 of lease liabilities (reported within “Other Liabilities” – see note 15).

The underlying lease payments have been discounted using the Company’s incremental borrowing rate on January 1, 2019 of 8.50%. In applying IFRS 16 for the first time, Denison has used the following practical expedients permitted by the standard: a) leases with a term of less than 12 months remaining at January 1, 2019 have been accounted for as short-term leases; and b) initial direct costs for the measurement of the right-of-use asset at the date of initial application have been excluded.

A reconciliation of Denison’s December 31, 2018 lease commitments to its opening lease liabilities amount recognized under IFRS 16 is as follows:

At January 1
(in thousands of CAD dollars)	2019

Operating lease and other commitments per Denison’s December 31, 2018 annual financial statements	$1,259
Adjustments to IFRS 16:
Recognition exemption for short-term leases	(13)
Other	(75)
Lease liabilities - undiscounted	1,171
Present value discount adjustment	(227)
Lease liabilities on transition to IFRS 16	$944

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Cash	$1,390	$1,152
Cash in MLJV and MWJV	1,488	654
Cash equivalents	16,149	21,401
	$19,027	$23,207

6.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Trade receivables	$3,542	$2,952
Receivables in MLJV and MWJV	197	571
Sales tax receivables	142	98
Sundry receivables	26	201
Loan receivable (note 22)	250	250
	$4,157	$4,072

7.
INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Uranium concentrates	$526	$526
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,994	3,058
	$5,618	$5,682

Inventories-by balance sheet presentation:
Current	$3,520	$3,584
Long-term-ore in stockpiles	2,098	2,098
	$5,618	$5,682

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.
INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Investments:
Equity instruments	$2,132	$2,255
	$2,132	$2,255

Investments-by balance sheet presentation:
Current	$-	$-
Long-term	2,132	2,255
	$2,132	$2,255

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31, 2019

Balance-beginning of period	$2,255
Purchases
Equity instruments	115
Fair value loss to profit and loss	(238)
Balance-end of period	$2,132

9.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of the Company’s investment in GoviEx Uranium Inc (“GoviEx”). A summary of the investment in GoviEx is as follows:

(in thousands of CAD dollars except share amounts)	Number of Common Shares

Balance-December 31, 2018	65,144,021	$5,582
Equity share of net income (loss)	-	(275)
Dilution gain (loss)	-	(2)
Balance-March 31, 2019	65,144,021	$5,305

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At March 31, 2019, Denison holds an approximate 16.20% interest in GoviEx based on publicly available information (December 31, 2018: 16.21%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on March 31, 2019 was $0.16 per share which corresponds to a quoted market value of $10,423,000 (December 31, 2018: $9,772,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that have occurred. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At March 31	At December 31
(in thousands of USD dollars)	2019	2018

Total current assets	$4,116	$4,800
Total non-current assets	32,426	32,432
Total current liabilities	(8,719)	(8,315)
Total net assets	$27,823	$28,917

	3 Months Ended	12 Months Ended
	March 31	December 31
(in thousands of USD dollars)	2019	2018

Revenue	$-	$-
Net loss	(1,277)	(1,892)
Comprehensive loss	$(1,277)	$(1,892)

(in thousands)
Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx-beginning of period-USD	$28,917	$23,604
Share issue proceeds	(76)	6,654
Contributed surplus change	86	74
Share-based payment reserve change	173	477
Net loss	(1,277)	(1,892)
Net assets of GoviEx–end of period-USD	$27,823	$28,917
Denison ownership interest	16.20%	16.21%
Denison share of net assets of GoviEx	4,507	4,687
Other adjustments	(311)	(283)
Investment in GoviEx–USD	4,196	4,404
At historical exchange rate	1.2645	1.2675
Investment in GoviEx–CAD	$5,305	$5,582

10.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Cash and cash equivalents	$3,417	$85
Investments	9,135	12,170
	$12,552	$12,255

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,417	$3,120
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,552	$12,255

At March 31, 2019, investments consist of guaranteed investment certificates with maturities of more than 90 days.

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2019, the Company deposited an additional $453,000 into the Elliot Lake Reclamation Trust Fund and withdrew $175,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit Facility Pledged Assets

As at March 31, 2019, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 14 and 15).

Letters of Credit Additional Collateral

As at March 31, 2019, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 15).

11.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2018	$103,430	$-	$178,947	$282,377
Adoption of IFRS 16 (note 4)	-	944	-	944
Additions	8	38	13	59
Balance – March 31, 2019	$103,438	$982	$178,960	$283,380

Accumulated amortization, depreciation:
Balance – December 31, 2018	$(24,086)	$-	$-	$(24,086)
Amortization	(53)	-	-	(53)
Depreciation	(942)	(58)	-	(1,000)
Balance – March 31, 2019	$(25,081)	$(58)	$-	$(25,139)

Carrying value:
Balance – December 31, 2018	$79,344	$-	$178,947	$258,291
Balance – March 31, 2019	$78,357	$924	$178,960	$258,241

Plant and Equipment – Owned

The Company has a 22.50% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $70,477,000, or 89.9%, of the March 2019 total carrying value amount.

Plant and Equipment – Right-of-Use

In conjunction with the adoption of IFRS 16, the Company has included the cost of various right-of-use (“ROU”) assets within its PP&E carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the value is attributable to the building lease assets which represent the Company’s office and / or warehousing space located in Toronto, Saskatoon and Sudbury.

Mineral Properties

As at March 31, 2019, the Company has various interests in development, evaluation and exploration projects located in Canada which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $161,883,000, or 90.5%, of the March 2019 total mineral property carrying amount. Significant updates from the December 31, 2018 year-end are listed below.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property from ALX Uranium Corp (“ALX”). Under terms in the agreement, Denison has agreed to provide ALX with a carried interest on the first $12,000,000 in expenditures. As at March 31, 2019, the Company has spent $6,564,000 on the project, since acquisition.

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Deferred revenue – CLJV toll milling – APG	$37,264	$37,727
	$37,264	$37,727

Deferred revenue-by balance sheet presentation:
Current	$4,580	$4,567
Non-current	32,684	33,160
	$37,264	$37,727

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31, 2019

Balance-beginning of period	$37,727
Revenue recognized during the period	(1,263)
Accretion	800
Balance-end of period	$37,264

Arrangement with Anglo Pacific Group (“APG”) PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill.

In the three months ended March 31, 2019, the Company has recognized $1,263,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 4,863,000 pounds U308 (100% basis). The drawdown for the three months includes a retroactive $26,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2019.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Accrued benefit obligation	$2,273	$2,295
	$2,273	$2,295

Post-employment benefits-by balance sheet presentation:
Current	$150	$150
Non-current	2,123	2,145
	$2,273	$2,295

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31, 2019

Balance-beginning of period	$2,295
Accretion	17
Benefits paid	(39)
Balance-end of period	$2,273

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Reclamation obligations-by location:
Elliot Lake	$17,233	$17,205
McClean and Midwest Joint Ventures	12,968	12,837
Other	22	22
	$30,223	$30,064

Reclamation obligations-by balance sheet presentation:
Current	$863	$877
Non-current	29,360	29,187
	$30,223	$30,064

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31, 2019

Balance-beginning of period	$30,064
Accretion	340
Expenditures incurred	(181)
Balance-end of period	$30,223

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2019, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

15. OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Debt obligations:
Lease liabilities	$934	$-
Flow-through share premium obligation (note 16)	-	1,337
	$934	$1,337

Other long-term liabilities-by balance sheet presentation:
Current	$280	$1,337
Non-current	654	-
	$934	$1,337

Letters of Credit Facility

In January 2019, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2019 facility”). Under the amendment, the maturity date of the 2019 facility has been extended to January 31, 2020. All other terms of the 2019 facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from those of the 2018 facility. The 2019 facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

At March 31, 2019, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2018: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the three months ended March 31, 2019, the Company incurred letter of credit fees of $98,000.

Debt Obligations

At March 31, 2019, the Company’s debt obligations are comprised entirely of lease liabilities associated with the new accounting required under IFRS 16. The lease liabilities continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31, 2019

Balance-beginning of period	$-
Adoption of IFRS 16 (note 4)	944
Accretion	20
Additions	38
Repayments	(68)
Balance-end of period	$934

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations as at March 31, 2019:

(in thousands of CAD dollars)	Lease Liabilities

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$280
One to five years	698
More than five years	173
Total obligation – end of period – undiscounted	1,151
Present value discount adjustment	(217)
Total obligation – end of period - discounted	$934

16. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands of CAD dollars except share amounts)	Shares

Balance-December 31, 2018	589,175,086	$1,331,214

Share cancellations	(46,178)	-
	(46,178)	-
Balance-March 31, 2019	589,128,908	$1,331,214

Share Cancellations

In February 2019, 46,178 shares were cancelled in connection with the January 2013 acquisition of JNR Resources Inc (“JNR”). JNR shareholders were entitled to exchange their JNR shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2019, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2019, the Company estimates that it has incurred $3,965,000 of its obligation to spend $5,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in November 2018. The Company renounced the income tax benefits of this issue in February 2019, with an effective date of renunciation to its subscribers of December 31, 2018. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2018 has been extinguished and a deferred tax recovery has been recognized in the first quarter of 2019 (see notes 15 and 23).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands of CAD dollars except share amounts)	Share (CAD)	Issuable	Amount

Balance-December 31, 2018 and March 31, 2019	$1.27	1,673,077	$435

The warrants noted above were issued in February 2017 and expire on February 14, 2020.

18. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include stock options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Share based compensation expense for:
Stock options	$(270)	$(363)
RSUs	(181)	-
PSUs	(152)	-
Share based compensation expense	$(603)	$(363)

As at March 31, 2019, an additional $3,042,000 in share-based compensation expense remains to be recognized up until April 2023.

Stock Options

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2018	13,865,193	$0.83
Granted	2,691,000	0.68
Expiries	(855,000)	1.82
Forfeitures	(58,500)	0.64
Stock options outstanding – March 31, 2019	15,642,693	$0.75
Stock options exercisable – March 31, 2019	11,195,921	$0.80

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock options outstanding at March 31, 2019 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.50 to $ 0.74	3.72	8,262,293	$0.63
$ 0.75 to $ 0.99	2.95	6,167,400	0.85
$ 1.00 to $ 1.39	0.94	1,213,000	1.09
Stock options outstanding - end of period	3.20	15,642,693	$0.75

Options outstanding at March 31, 2019 expire between May 2019 and March 2024.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Three Months Ended
March 31, 2019

Risk-free interest rate	1.65%
Expected stock price volatility	49.46%
Expected life	3.5 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.26

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers and employees of the Company. Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted in 2018 and 2019 to-date, vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of the performance vesting conditions – no PSUs had been granted in 2019 as at March 31, 2019.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2018	1,200,432	$0.65	2,200,000	$0.65
Granted	1,914,000	0.73	-	-
Units outstanding – March 31, 2019	3,114,432	$0.70	2,200,000	$0.65
Units vested – March 31, 2019	-	$-	-	$-

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2019	2018

Cumulative foreign currency translation	$406	$403
Unamortized experience gain-post employment liability
Gross	983	983
Tax effect	(259)	(259)
	$1,130	$1,127

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	$(308)	$(571)
Milling, conversion expense	(862)	(839)
Less absorption:
-Mineral properties	13	15
Cost of services	(2,052)	(2,151)
Cost of goods and services sold	(3,209)	(3,546)
Reclamation asset amortization	(53)	(47)
Operating expenses	$(3,262)	$(3,593)

The components of other income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Gains (losses) on:
Foreign exchange	$-	$(3)
Disposal of property, plant and equipment	-	36
Investment fair value through profit (loss)	(238)	(3,405)
Other	(115)	(84)
Other income (expense)	$(353)	$(3,456)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Interest income	$169	$465
Interest expense	(2)	-
Accretion expense
Deferred revenue (note 12)	(800)	(829)
Post-employment benefits (note 13)	(17)	(18)
Reclamation obligations (note 14)	(340)	(329)
Debt obligations (note 15)	(20)	-
Finance income (expense)	$(1,010)	$(711)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Operating expenses
Mining, other development expense	$(1)	$(1)
Milling, conversion expense	(855)	(839)
Cost of services	(60)	(68)
Exploration and evaluation	(53)	(30)
General and administrative	(31)	(11)
Depreciation expense-gross	$(1,000)	$(949)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Salaries and short-term employee benefits	$(2,572)	$(2,349)
Share-based compensation	(603)	(363)
Termination benefits	-	(16)
Employee benefits expense	$(3,175)	$(2,728)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Change in non-cash working capital items:
Trade and other receivables	$(85)	$66
Inventories	64	215
Prepaid expenses and other assets	205	161
Accounts payable and accrued liabilities	1,787	2,202
Change in non-cash working capital items	$1,971	$2,644

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the three months ended March 31, 2019, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	1,263	2,237	476	3,976

Expenses:
Operating expenses	(1,210)	(2,052)	-	(3,262)
Exploration and evaluation	(4,229)	-	-	(4,229)
General and administrative	-	-	(2,366)	(2,366)
	(5,439)	(2,052)	(2,366)	(9,857)
Segment income (loss)	(4,176)	185	(1,890)	(5,881)

Revenues – supplemental:
Environmental services	-	2,237	-	2,237
Management fees	-	-	476	476
Toll milling services–deferred revenue	1,263	-	-	1,263
	1,263	2,237	476	3,976

Capital additions:
Property, plant and equipment	13	8	38	59

Long-lived assets:
Plant and equipment
Cost	99,028	4,484	908	104,420
Accumulated depreciation	(21,944)	(2,987)	(208)	(25,139)
Mineral properties	178,960	-	-	178,960
	256,044	1,497	700	258,241

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2018, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	780	2,378	415	3,573

Expenses:
Operating expenses	(1,442)	(2,024)	(127)	(3,593)
Exploration and evaluation	(6,254)	-	-	(6,254)
General and administrative	-	-	(1,832)	(1,832)
Impairment reversal	11	-	-	11
	(7,685)	(2,024)	(1,959)	(11,668)
Segment income (loss)	(6,905)	354	(1,544)	(8,095)

Revenues – supplemental:
Environmental services	-	2,378	-	2,378
Management fees	-	-	415	415
Toll milling services–deferred revenue	780	-	-	780
	780	2,378	415	3,573

Capital additions:
Property, plant and equipment	83	-	-	83

Long-lived assets:
Plant and equipment
Cost	98,573	4,303	294	103,170
Accumulated depreciation	(18,516)	(2,762)	(151)	(21,429)
Mineral properties	166,347	-	-	166,347
	246,404	1,541	143	248,088

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1, 2019, a new management services agreement (“MSA”) was entered into for a term of five years (the “Term”). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Management fees:
Base and variable fees	$474	$371
Commission fees	2	44
	$476	$415

At March 31, 2019, accounts receivable includes $257,000 (December 31, 2018: $303,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2019, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.89%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Other

At March 31, 2019, the Company had an outstanding loan receivable amount of $250,000 with GoviEx related to a credit agreement between the parties (see note 6). The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with interest thereon.

During the three months ended March 31, 2019, the Company incurred investor relations, administrative service fees and other expenses of $21,000 (March 31, 2018: $66,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2019, an amount of $nil (December 31, 2018: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands of CAD dollars)	2019	2018

Salaries and short-term employee benefits	$(705)	$(507)
Share-based compensation	(504)	(309)
Key management personnel compensation	$(1,209)	$(816)

23. INCOME TAXES

For the three months ended March 31, 2019, Denison has recognized deferred tax recoveries of $2,186,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,337,000 relating to the February 2019 renunciation of the tax benefits associated with the Company’s $5,000,000 flow-through share issue in November 2018.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2019 and December 31, 2018:

			March 31	December 31,
	Financial	Fair	2019	2018
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$19,027	$23,207
Trade and other receivables	Category B		4,157	4,072
Investments
Equity instruments-shares	Category A	Level 1	2,019	2,007
Equity instruments-warrants	Category A	Level 2	113	248
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,417	3,120
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$37,868	$41,789

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		7,338	5,554
Debt obligations	Category C		934	-
			$8,272	$5,554

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

25. CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable.

On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018, and formal submissions have been made by each party. As of the date hereof, arbitration proceedings are continuing with hearings scheduled for Q4 2019.